ATTORNEYS AT LAW 100 North Tampa Street, Suite 2700 Tampa, FL 33602-5810 P.O. Box 3391 Tampa, FL 33601-3391 813.229.2300 TEL 813.221.4210 FAX www.foley.com

November 7, 2016

VIA EDGAR

Ms. Jennifer Gowetski

Senior Counsel Office of Real Estate and Commodities

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Innovative Industrial Properties, Inc. Registration Statement on Form S-11 Filed October 17, 2016 File No. 333-214148

Dear Ms. Gowetski:

On behalf of Innovative Industrial Properties, Inc. (the “Company”), we are transmitting the following response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 31, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), filed with the Commission on October 17, 2016. The Company is concurrently filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement.

For your convenience, the Staff’s comments set forth in the Comment Letter are set forth below in italics with the Company’s response to each comment directly following the applicable text. Unless otherwise indicated, page references in the Staff’s comments refer to the Registration Statement, while page references in our responses to the comments refer to pages in Amendment No. 1 that the Company is filing concurrently herewith. Capitalized terms used but not defined herein have the meaning given to them in Amendment No. 1.

General

1.	We note your response to comment 1 of our comment letter dated October 13, 2016, your response to comment 4 of our comment letter dated September 2, 2016, and your revised disclosure. We continue to believe that you should provide all the material disclosure required by Industry Guide 5. In this regard and without limitation, please revise to provide more specific disclosure regarding all prior programs sponsored by Messrs. Gold and Krietzer, including more specific disclosure of any major adverse business developments, or advise. In addition, please revise to provide summary disclosure of all compensation or other benefits that your executives may receive, including quantifying any amounts payable by you to IGP Advisers and shares to be issued to your executive officers. Refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Jennifer Gowetski

November 7, 2016

Response to Comment No. 1:

Although the Company intends to operate as a real estate investment trust for U.S. federal income tax purposes (“REIT”) that will not have an external manager or advisor, the Company acknowledges that Securities Act Release No. 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 provide that the requirements of Industry Guide 5 (“Guide 5”) “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” Guide 5 contemplates, however, that there may be certain items that “are not relevant or are otherwise inappropriate.” In this regard and as described in supplemental information provided to the Staff by letter dated November 1, 2016, the Company continues to believe that prior performance information called for by Item 8 of Guide 5 is not relevant to the Company for the reasons noted below.

Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs sponsored by the general partner and its affiliates (‘sponsors’).” Although not defined in Guide 5, in the Commission’s releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.”

BioMed Realty Trust, Inc. (“BioMed”), a REIT focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry, was founded in 2004 by the Company’s Executive Chairman, Alan D. Gold, and the Company’s Vice Chairman of the Board of Directors, Gary A. Kreitzer. Mr. Gold served as Chairman, Chief Executive Officer, and President of BioMed from 2004 through 2016. Mr. Kreitzer currently serves as BioMed’s Executive Vice President, a position he has held since 2004.

Ms. Jennifer Gowetski

November 7, 2016

Prior to 2016, BioMed was a publicly-traded, internally-managed, perpetual-life REIT that had a multi-employee management team and an independent board of directors that oversaw and directed its operations, including its investment and financing activities. BioMed was acquired by a private buyer in 2016, continues to actively conduct its business and has not entered into anything akin to a “wind-down” phase. The sale of BioMed was as a going concern without the liquidation of any material assets.

Alexandria Real Estate Equities, Inc. (“Alexandria”) is a New York Stock Exchange-listed urban office REIT focused on collaborative science and technology campuses. Mr. Gold served as President (reporting to the company’s chief executive officer) and a director of Alexandria from 1994 to 1998. Mr. Kreitzer served as Senior Vice President and In-House Counsel of Alexandria from 1994 to 1998. Alexandria is a publicly-traded, internally-managed, perpetual-life REIT that has a multi-employee management team and an independent board of directors that oversees and directs its operations, including its investment and financing activities. Alexandria continues to exist as a perpetual-life New York Stock Exchange-listed REIT, despite the resignations of Messrs. Gold and Kreitzer in 1998.

The Company continues to believe that none of its executive officers has sponsored a “program.” Messrs. Gold and Kreitzer served as only part of the multi-employee management teams of BioMed and Alexandria, and in that capacity, they reported to senior members of the management teams and the boards of directors of those companies. Furthermore, Messrs. Gold and Kreitzer did not constitute a majority of the members of the multi-employee management teams or the board of directors of either company. Accordingly, in contrast to the principals of a general partner of a limited partnership (or a manager of a limited liability company), Messrs. Gold and Kreitzer did not possess the ultimate decision making authority for either BioMed or Alexandria. Their decision making authority and level of control was no greater than any other corporate officer or employee-director in a company managed by a multi-employee management team and a board of directors comprised of a majority of independent directors.

With respect to the Company, Mr. Gold serves as one member of a multi-employee management team of the Company. Mr. Kreitzer is not a member of the Company’s management team. Furthermore, when the offering is declared effective, Messrs. Gold and Kreitzer will not constitute a majority of the members of the Company’s board of directors.

Since Messrs. Gold and Kreitzer did not control the sale or other disposition of the real estate assets of either BioMed or Alexandria, and because BioMed was sold with its portfolio largely intact, there was no investment “program” for which track record information could be provided. For the foregoing reasons, the Company believes that neither BioMed nor Alexandria constitutes a program sponsored by Messrs. Gold or Kreitzer within the meaning of Guide 5.

Ms. Jennifer Gowetski

November 7, 2016

The Company has included in the Registration Statement the disclosure required by Guide 5 to the extent that the Company believes that such disclosure is applicable, appropriate and would be helpful to potential investors, while avoiding disclosure that would be potentially confusing or misleading to investors (i.e. many of the Guide 5 disclosures do not apply to an internally-managed REIT). The Company notes that, although there is no compensation to a third-party general partner as contemplated by Guide 5, the Company has revised the sections of Amendment No. 1 entitled “Our Management – Executive Officer and Director Compensation” beginning on page 78 and “Certain Relationships and Related Transactions – Reimbursement of IGP Advisers” beginning on page 92 in response to the Staff’s comment to provide summary disclosure of all compensation or other benefits that the Company’s executives may receive. The Company continues to believe that it has met the standard articulated in Release No. 33-6900 to provide investors with “clear, concise and understandable disclosure of material information” about the offering. Nevertheless, in anticipation that the Staff may request additional prior performance disclosure, the Company has included in the section of Amendment No. 1 entitled “Our Management - Additional Background of Our Executive Chairman” disclosure regarding the prior performance of BioMed that the Company believes is responsive to the prior performance requirements in Guide 5. Per our conversation with the Staff, the Company has not provided prior performance information for Alexandria, as the involvement of Messrs. Gold and Kreitzer with Alexandria is outside of the ten-year period specified by Item 8(A) of Guide 5.

2.	We note your response to comment 3. We understand that the acquisition of the Initial Property is now probable and that the Initial Property will be subject to a triple net lease. Please provide the financial statements of the significant probable tenant in order to present adequate financial information to investors.

Response to Comment No. 2:

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include the audited financial statements of PharmaCann LLC, the proposed tenant of the Initial Property (the “Tenant”), as of December 31, 2015 and 2014 and for the year ended December 31, 2015 and the period from inception (March 19, 2014) through December 31, 2014 (the “Tenant Audited Financial Statements”). In view of the analysis set forth below, the Company respectfully requests relief and a waiver from the application of Rules 3-01 and 3-02 of Regulation S-X , pursuant to the Staff’s interpretation in Section 2340 of the Division of Corporation Finance – Financial Reporting Manual (“FRM”), to require the Company to provide interim financial information of the Tenant.

Ms. Jennifer Gowetski

November 7, 2016

As noted in the Company’s previous response letter dated October 17, 2016, because the potential acquisition of the Initial Property is a sale-leaseback transaction pursuant to a triple-net lease arrangement and the property does not have a leasing history, the Company evaluated whether financial statements of the proposed lessee would be required under Section 2340 of the FRM. Section 2340 of the FRM requires financial statements of the tenant to be filed if property acquired is subject to a triple net lease that results in an asset concentration of more than 20%. Section 2340 further provides that “an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet date.” The Company notes that the language of Section 2340 suggests that there are circumstances under which “significance” is not determined based on the assets reflected on a registrant’s most recent balance sheet filed with the Commission.

One example in which the Staff has provided that significance for purposes of Section 2340 need not be determined based on the assets reflected on the registrant’s most recent balance sheet is set forth in Section 2325.3 of the FRM. Section 2325.3 provides that during the distribution period for a blind pool offering subject to Industry Guide 5, “significance” for purposes of Section 2340 may be determined by comparing the registrant’s investment in the acquired property to the registrant’s total assets as of the date of acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months. As noted in the Staff’s comments herein, the Staff has applied to the Company, and the Company believes that it has met, the standards for disclosure required by Industry Guide 5 in Amendment No. 1. Furthermore, the Company is entering the distribution period for its offering. Accordingly, the Company continues to believe that it is appropriate to apply the Staff’s interpretation in Section 2325.3 of the FRM to determine the proposed acquisition of the Initial Property is not significant for purposes of Section 2340 of the FRM, as the $30,000,000 purchase price for the Initial Property constitutes less than 20% of $162,750,000, which amount is equal to the proceeds (net of commissions) that the Company in good faith expects to raise in the offering (excluding the exercise of the over-allotment option).

The Company acknowledges, however, that the Staff may apply Rule 3-13 of Regulation S-X to require the filing of other financial statements in addition to, or in substitution for, the statements required where the Staff believes such statements are necessary or appropriate for an adequate presentation of the financial condition of any person whose statements the Staff believes are necessary for the protection of investors. In anticipation that the Staff may request audited financial statements of the Tenant on that basis for the periods required by Rules 3-01 and 3-02 of Regulation S-X, the Company has included the Tenant Audited Financial Statements in Amendment No. 1. The Company respectfully requests, however, that the Staff grant the Company a waiver with respect to providing interim period financial statements of the Tenant, including for fiscal year 2016 and the corresponding period of fiscal year 2015, as would be required by Rules 3-01 and 3-02.

Ms. Jennifer Gowetski

November 7, 2016

The Company believes the application of Rules 3-01 and 3-02 to require the Company to provide unaudited interim financial statements of the Tenant would not provide meaningful information and could, in fact, be misleading to investors. If the Staff were, nevertheless, to require the Company to include unaudited interim financial information of the Tenant in its registration statement, it would create an undue hardship on the Company for which it requests relief under paragraph two of Section 2340 of the FRM. The primary basis for the hardship is that unaudited interim financial statements of the Tenant appropriate for inclusion in Amendment No. 1 are not available. As a private company, the Tenant would have no reason to engage an independent audit firm to conduct the necessary review of its interim financial statements. Therefore, application of the rules would require the Company to engage an independent auditors to conduct a review of the financial records of the Tenant to provide the Company with sufficient comfort that such financial statements do not have material misstatements or omissions that could serve to mislead investors. The Company believes that the Tenant would be unwilling to grant the Company and the auditors access to their private financial records in order to allow the auditors to perform the requisite review and the Company has no contractual right to compel them to open their books and records and consent to such review. Moreover, the Company believes requiring it to obtain an independent auditor review of the Tenant’s interim financial statements would create an undue hardship on the Company and would jeopardize the timing and ultimate success of the Company’s initial public offering.

As described in the Company’s letter dated October 17, 2016, responding to the Staff’s comment 3, the Company has included disclosure in the sections of Amendment No. 1 entitled “Prospectus Summary – Our Initial Property – Lease Terms” on page 6 and “Business – Our Initial Property – Lease Terms” on page 65 to indicate that the Tenant has not been profitable and that the Company expects the Tenant will make rent payments to the Company from the proceeds of the sale of the Initial Property or cash on hand, and not funds from operations. The Company understands that the Tenant has continued to incur net losses for the six-month period ended June 30, 2016 and the nine-month period ended September 30, 2016, as it continues to make capital expenditures in connection with expanding its operations, and the Company has revised the foregoing disclosure accordingly. The Company believes that the Tenant Audited Financial Statements, which reflect net losses, together with the narrative disclosure regarding Tenant’s financial condition in Amendment No.1, provides investors with adequate and clear financial information to assist them in making their investment decision with respect to purchasing the Company’s securities.

Because application of the interim financial statement requirements set forth in Rules 3-01 and 3-02, based on Section 2340 of the FRM, would create significant timing and financial hardships for the Company that may jeopardize the success of its offering, and because the interim financial information required by such rules would not be of meaningful benefit to investors, the Company respectfully requests relief from the application of Rules 3-01 and 3-02, based on Section 2340 of the FRM, requiring the Company to provide interim financial information of the Tenant.

Ms. Jennifer Gowetski

November 7, 2016

3.	We note your disclosure on the cover stating that “the federal government currently has a relaxed enforcement position” relating to medical-use cannabis. Please revise your disclosure on the cover, page 22 and throughout the prospectus to remove this mitigating language and clarify that the sale and use of marijuana is a violation of federal law or advise.

Response to Comment No. 3:

The Company has revised the disclosure on the cover of the prospectus, and throughout the prospectus in response to the Staff’s comment.

Our Operating Structure, page 10

4.	We note your revised disclosure on page 11 that “your executive chairman intends to purchase in this offering” certain shares at the public offering price. Please advise how this complies with Section 5 or revise accordingly throughout the prospectus to clarify that no shares have been offered or sold prior to the effectiveness of this registration statement.

Response to Comment No. 4:

The Company supplementally advises the Staff that Mr. Gold, the Company’s Executive Chairman, was not solicited as an investor. As a founder and executive chairman of the Company, Mr. Gold has known about the proposed offering since before any registration statement was filed and has expressed an interest in purchasing shares in the offering at a price per share equal to the public offering price. Mr. Gold will commit to purchase the shares from an underwriter or selected dealer at the same time as the general public. Based on the foregoing, the Company respectfully submits that the executive chairman’s expression of interest in purchasing shares in the offering is consistent with Section 5 of the Securities Act. Accordingly, the Company has revised the disclosure in Amendment No. 1 to provide that Mr. Gold may purchase up to a specified number of shares in the offering.

Ms. Jennifer Gowetski

November 7, 2016

Unaudited Pro Forma Consolidated Financial Statements, page F-2

5.	Please revise the third paragraph on page F-2 to clarify that, as we assume, the pro forma statements of operations do not give effect to the payment of a consulting fee and reimbursement of other costs to IGP Advisers, LLC.

Response to Comment No. 5:

In response to the Staff’s comment, the Company has revised the third paragraph on page F-2 to clarify that the pro forma statements of operations do not give effect to the payment of a consulting fee and reimbursement of other costs to IGP Advisers LLC.

6.	We note your disclosure on page F-6 and elsewhere in the filing that you will award restricted shares of Class A common stock upon completion of this offering. Please revise to disclose how you will account for this award and the amount of share-based expense that will be recorded as a result of this award.

Response to Comment No. 6:

The Company has revised the disclosure on page F-6 to address the Staff’s comment.

7.	Please tell us how you considered the minimum lease payment criterion in ASC 840-10--25-1d in determining that the lease relating to the Initial Property is an operating lease.

Response to Comment No. 7:

The Company determined that the present value of the minimum lease payments under the lease was more than 90% of the fair value of the leased property. The Company also evaluated the criterion in ASC 840-10-25-42(a). The Company determined that the lease should be classified as an operating lease, because the collectability of the minimum lease payments is not reasonably predictable under ASC 840-10-25-42, for the following reasons as they relate to the prospective tenant for the Initial Property:

•	The tenant is a start-up business and has not been profitable to date. In addition, the tenant has made significant capital expenditures to commence its operations, and expects to incur additional significant expenditures as it ramps up its operations.

Ms. Jennifer Gowetski

November 7, 2016

•	The tenant operates in the medical-use cannabis industry, which is a relatively new and rapidly evolving industry. Any number of factors could significantly adversely affect the tenant’s business and result in the tenant being unable to pay rent under the lease, including but not limited to significant increased competition in the industry reducing demand for the tenant’s products and depressing prices; strict enforcement of federal laws relating to cannabis-related activities, which remains illegal under federal law; adverse changes in applicable state laws relating to cannabis-related activities; demand for the tenant’s product not developing as projected by the tenant; and limited access to traditional financing for these industry participants. In addition, the Company does not have prior history of collecting rent in the medical-use cannabis industry.

•	In addition, the tenant is potentially subject to Section 280E of the Internal Revenue Code of 1986, as amended, which provides that no deduction or credit is allowed for expenses incurred during a taxable year “in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the Controlled Substances Act of 1910 or CSA) which is prohibited by federal law or the law of any state in which such trade or business is conducted.” If the tenant cannot deduct these expenses, even if the tenant generates significant revenues, it may be subject to a very high effective tax rate that significantly reduces its ability to pay rent.

The Company respectfully believes that the proposed modifications to the Registration Statement made in Amendment No. 1 together with the supplemental information provided herein are responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 858-847-6833.

Very truly yours,

/s/ Carolyn T. Long

Carolyn T. Long